UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number: 001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.

(Translation of registrant’s name into English)

42 Hatzikyriakou Avenue

Piraeus, Athens 185 38

Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is the Management’s Discussion and Analysis of Financial Condition and Results of Operation and the unaudited interim condensed consolidated financial statements and related information and data of Aegean Marine Petroleum Network Inc. (the “Company”) as of and for the period ended March 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC. (registrant)

Dated: May 17, 2010	By:	/s/ E. Nikolas Tavlarios
	Name:	E. Nikolas Tavlarios
	Title:	President

Exhibit 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three month periods ended March 31, 2010 and 2009. Unless otherwise specified herein, references to the “Company” or “we” shall include Aegean Marine Petroleum Network Inc. and its applicable subsidiaries. The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this report. This discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the section entitled “Risk Factors” included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission, or the Commission, on April 1, 2010.

Operating Results

General

We are a marine fuel logistics company that physically supplies and markets refined marine fuel and lubricants to ships in port and at sea. As a physical supplier, we purchase marine fuel from refineries, major oil producers and other sources and resell and deliver these fuels using our bunkering tankers to a broad base of end users.

We sell marine petroleum products to customers primarily at a margin over PLATTS prices (benchmark market prices). PLATTS prices are quoted daily by region and by terms of delivery. We have not had a significant number of long-term written agreements with customers. Under a typical sales contract, a customer requests that we quote a fixed price per metric ton for the sale and delivery of a specified volume and classification of marine fuel on a given date. The customer requests a quotation several days prior to the delivery date. We generally do not quote prices for periods in excess of one week. Once an agreement has been made with a customer, we are deemed to be bound to deliver the specified quantity and classification of marine fuel at the quoted fixed price on the specified delivery date to an identified vessel at a named location. We remain responsible for securing the supply of marine fuel from the supplier and for delivering the marine fuel to the customer’s vessel.

We purchase marine petroleum products from reputable suppliers under either long-term supply contracts or on the spot markets at a margin over PLATTS prices. Except for our service centers in Gibraltar, Ghana and the United Arab Emirates, we generally take deliveries of the products on the day of, or a few days prior to, the delivery of the products to the customer’s vessel. In Gibraltar, Ghana and the United Arab Emirates, utilizing our storage facilities, we take deliveries of the products generally more than one but less than two weeks prior to delivery of the products to our customers. The cost of our marine fuel purchases is generally fixed at the date of loading from the supplier’s premises. Generally, under our long-term supply contracts, the supplier undertakes to supply us with a minimum quantity of marine fuel per month subject to a maximum. Price calculations vary from supplier to supplier in terms of the supplier’s margins, the referenced PLATTS prices and the calculation of the average PLATTS price. Depending on the agreement with each supplier, the referenced PLATTS price could be the spot price or an average price over a specified period.

We deliver marine petroleum products to our customers mainly through our bunkering tankers. We are responsible for paying our tankers’ operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, spares and consumable stores, tonnage taxes and other vessel-related expenses. Our bunkering tankers are not used for the transportation of petroleum products across oceans. Accordingly, a significant portion of our vessel operating expenses is fixed or semi-variable (e.g., a bunkering tanker’s insurance costs, crew wages and certain other costs are incurred irrespective of the number of sales deliveries it makes during a period) and, as a group, represents the most significant operating expense for us other than the cost of marine petroleum products sold.

We incur overhead costs to support our operations. In general, the logistics of purchasing, selling and delivering marine fuel to customers are managed and coordinated by employees at our marketing and operating office in Greece, employees at our local service centers and the crew of our bunkering tankers.

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

•

Sales volume of marine fuel. We define the sales volume of marine fuel as the volume of sales of various classifications of marine fuel oil, or MFO, marine diesel oil, or MDO, and marine gas oil, or MGO, for the relevant period, measured in metric tons. The sales volume of marine fuel is an indicator of the size of our operations as it affects both the sales and the cost of marine petroleum products recorded during a given period. Sales volume of marine fuel does not include the sales volume of lubricants due to insignificant volumes for all periods presented.

•

Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold. Gross spread on marine petroleum products represents the margin that we generate on sales of marine fuel and lubricants. Gross spread on marine fuel represents the margin that we generate on sales of various classifications of MFO or MGO. Gross spread on lubricants represents the margin that we generate on sales of lubricants. We calculate the gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the marine petroleum product sold and cargo transportation costs. For arrangements in which we physically supply marine petroleum products using our bunkering tankers, costs of marine petroleum products sold represents amounts paid by us for marine petroleum products sold in the relevant reporting period. For arrangements in which marine petroleum products are purchased from our related company, Aegean Oil, cost of marine petroleum products sold represents the total amount paid by us to the physical supplier for marine petroleum products and their delivery to our customers. For arrangements in which we purchase cargos for our floating storage facilities, cargo transportation costs are either included in the purchase price of marine fuels that we paid to the supplier or paid separately by us to a third-party transportation provider.

Gross spread per metric ton of marine fuel sold represents the margins we generate per metric ton of marine fuel sold. We calculate gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	Three months ended March 31,
	2009	2010
	(in thousands of U.S. dollars, unless otherwise stated)
Sales of marine petroleum products	360,958	839,757
Less: Cost of marine petroleum products sold	(324,380)	(786,122)
Less: Cargo transportation costs	(1,024)	(1,947)
Gross spread on marine petroleum products	35,554	51,688
Less: Gross spread on lubricants	(499)	(838)

Gross spread on marine fuel	35,055	50,850

Sales volume of marine fuel (metric tons)	1,310,037	1,720,513
Gross spread per metric ton of marine fuel sold (U.S. dollars)	26.8	29.6

The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable GAAP measure, operating income, for the periods presented:

	Three months ended March 31,
	2009	2010
	(in thousands of U.S. dollars)
Gross spread on marine petroleum products	35,554	51,688
Add: Voyage revenues	2,687	1,524
Add: Other revenues	1,777	2,081
Add: Cargo transportation costs	1,024	1,947
Less: Salaries, wages and related costs	(10,477)	(12,074)
Less: Depreciation	(3,801)	(4,969)
Less: Amortization	(1,072)	(1,440)
Less: Other operating expenses	(17,389)	(21,320)

Operating income	8,303	17,437

The amount that we have to pay for marine petroleum products to fulfill a customer order has been the primary variable in determining the prices quoted to customers. Therefore, we evaluate gross spread per metric ton of marine fuel sold and gross spread on marine petroleum products in pricing individual transactions and in long-term strategic pricing decisions. We actively monitor our pricing and sourcing strategies in order to optimize our gross spread on marine petroleum products. We believe that this measure is important to investors because it is an effective intermediate performance measure of the strength of our operations.

Gross spread on marine petroleum products (including gross spread on marine fuel and gross spread on lubricants) and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold do not reflect certain direct and indirect costs of delivering marine petroleum products to our customers (such as crew salaries, vessel depreciation, storage costs, other vessel operating expenses and overhead costs) or other costs of doing business.

For the periods presented, we purchased marine petroleum products in Greece from our related company, Aegean Oil, which is a physical supplier in Greece. The cost of these marine petroleum products was contractually calculated based on Aegean Oil’s actual cost of these products plus a margin.

•

EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income, operating income or any other indicator of the Company’s performance, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our operating performance and because we believe that it presents useful information to investors regarding the Company’s ability to service and/or incur indebtedness. The following table reconciles net income to EBITDA for the periods presented:

	Three months ended March 31,
	2009	2010
	(in thousands of U.S. dollars)

Net income	4,397	14,087

Add: Net financing cost	1,850	2,577
Add: Income taxes	295	(58)
Add: Depreciation and amortization	4,873	6,409

EBITDA	11,415	23,015

•

Number of markets served. The number of markets served includes our operations at our service centers in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, West Africa, Vancouver, Portland (U.K.), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco) and Greece, where we conduct operations through our related company, Aegean Oil, as well as our trading operations in Montreal and Mexico. The number of markets served is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in Singapore on June 2, 2006, in Northern Europe on October 9, 2007, in Ghana on January 15, 2008, in Portland (U.K.) on April 1, 2008, in Canada and Mexico on July 1, 2008, in Trinidad and Tobago on April 1, 2009 and in Tangiers, Morocco on August 25, 2009.

•

Average number of operating bunkering vessels. Average number of operating bunkering vessels is the number of operating bunkering vessels in our fleet for the relevant period, as measured by the sum of the number of days each bunkering vessel was used as a part of our fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of operating bunkering vessels at the end of the period. This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance. The average number of operating bunkering vessels is an indicator of the size of our fleet and operations and affects both the amount of revenues and expenses that we record during a given period.

The following table reflects our sales volume of marine fuel, gross spread on marine petroleum products, gross spread per metric ton of marine fuel sold, number of service centers and average number of operating bunkering vessels for the periods indicated.

	Three months ended March 31,
	2009	2010
	(in thousands of U.S. dollars) (unless otherwise stated)

Sales volume of marine fuel (metric tons)	1,310,037	1,720,513
Gross spread on marine petroleum products	35,554	51,688
Gross spread per metric ton of marine fuel sold (U.S. dollars)	26.8	29.6
Number of markets served, end of period	12	14
Average number of operating bunkering vessels	30.68	40.00

Sales of Marine Petroleum Products

Our sales of marine petroleum products are driven primarily by the number of our service centers, the number of operating bunkering tankers in our fleet, our sales prices and our credit terms and credit control processes. The cost of marine petroleum products sold is driven primarily by the availability of marine petroleum products, our purchasing methods, supplier cost prices and credit terms and our internal quality control processes. These drivers, in turn, are affected by a number of factors, including:

•	our entrance into new markets;

•	our purchasing methods of marine petroleum products;

•	our marketing strategy;

•	our vessel acquisitions and disposals;

•	PLATTS prices;

•	conditions in the international shipping and the marine fuel supply industries;

•	regulation of the marine fuel supply industry;

•	regulation of the tanker industry;

•	levels of supply of and demand for marine petroleum products;

•	levels of competition; and

•	other factors affecting our industry.

We sell and deliver marine petroleum products to a broad and diversified customer base, including international commercial shipping companies, governments, and marine fuel traders and brokers. For the three-month periods ended March 31, 2009 and 2010, none of our customers accounted for more than 10% of our total revenues.

The commercial shipping industry generally purchases marine fuel on a spot basis and historically we have not had any long-term sales volume contracts with customers As we expand our global network and increase our geographical coverage, we expect some of our customers to enter into long-term sales volume contracts.

In addition to our physical supply operations, from time to time, we may act as a marine fuel broker, generally in locations where we do not have service centers. This business involves activities whereby we contract with third-party physical suppliers to sell us marine fuel and to deliver the marine fuel to a customer in the relevant location. Accordingly, our brokering activities do not involve our physical possession of marine fuel and require less complex logistical operations and infrastructure.

We purchase and take delivery of marine petroleum products from various suppliers under long-term volume contracts or on the spot market. Long-term supply contracts from third parties allow us to minimize our exposure to supply shortages. In general, at each of our service centers except for Gibraltar, the United Arab Emirates and West Africa, we purchase from local supply sources.

Our cost of marine petroleum products includes purchases from related companies. In Greece, we purchase marine petroleum products under a ten-year supply contract that commenced on April 1, 2005, from our related company, Aegean Oil, which charges us its actual cost of the marine petroleum products plus a margin. For further discussion of our marine petroleum products purchases from Aegean Oil, please refer to the section of this report entitled “Major Shareholders and Related Party Transactions.”

The following table reflects our cost of marine petroleum products sold incurred from third-party suppliers and from our related company suppliers for the periods indicated.

	Three months ended March 31,
	2009	2010
	(in thousands of U.S. dollars)

Third-party suppliers	282,762	718,513
Related company suppliers	41,618	67,609

Total	324,380	786,122

We seek to increase our sales of marine petroleum products on an integrated basis, through expansion into new markets, acquisitions of double hull bunkering tankers and the diversification and further optimization of purchasing methods. Factors affecting competitive conditions in a market that we service include customer demand, availability of supplies and the strength and number of competitors that operate in the market. We believe that the competitive conditions in the markets served by our existing service centers may generally be more favorable to us than those in other markets that we may consider for future expansion.

Voyage Revenues

Our voyage revenues are derived from the employment of our vessels, Aegean III, Aegean VIII, Aegean XII, Aegean Daisy, Aegean Rose, Aegean Breeze, Aegean Tiffany and Aegean Ace, under a contract with an unaffiliated third party for the distribution of refined marine petroleum products in Greek ports. During the three-month periods ended March 31, 2009, and 2010, we recognized $1.6 million and $1.5 million, respectively, in revenue under this contract. For the three-month period ended March 31, 2009, we also recognized $1.1 million in revenue from the employment of our specialty tanker, Maistros, with roll-on roll-off facilities and refueling capabilities for fuel trucks, under a contract of affreightment with Aegean Oil for the distribution of gasoline and other refined petroleum products in the Greek islands. On June 10, 2009, we sold our specialty tanker, Maistros, to an unaffiliated third-party purchaser and terminated this contract of affreightment.

Salaries, Wages and Related Costs

We employ salaried employees at our offices in Greece, New York City, and at each of our service centers. Furthermore, we employ crews for our bunkering tankers under short-term contracts. The majority of our salaries, wages and related costs are for our salaried employees and vessel crews. Costs relating to our salaried employees are mainly incurred at our office in Greece, where most of our sales and marketing, operations, technical, accounting and finance departments are located, and our administrative office in New York City, where we oversee our financial and other reporting functions. At our service centers, we maintain a minimal number of salaried employees and typically employ a local operations manager and staff to support the logistical aspects of our operations.

The following table reflects salaries, wages and costs related to our crews and salaried employees.

	Three months ended March 31,
	2009	2010
	(in thousands of U.S. dollars)

Shipboard personnel	5,564	6,360
Shoreside personnel	4,913	5,714

Total	10,477	12,074

Our salaries, wages and related costs have grown over the past several years mainly due to our expansion and the increase in crew wages as we have added bunkering vessels to our fleet. We expect that the amount of salaries, wages and related costs will continue to increase as a result of our further expansion into new markets and acquisitions of additional double hull bunkering tankers and floating storage facilities.

Depreciation

The cost of our vessels is depreciated on a straight-line basis over the expected useful life of each vessel. We expect that these charges will continue to increase primarily as a result of our planned acquisition of additional bunkering tankers and floating storage facilities.

Other Operating Expenses

Other operating expenses primarily include the operating expenses of our vessels, including the cost of insurance, expenses relating to repairs and maintenance (which does not include amortization of drydocking costs), the cost of spares and consumable stores, consumption of marine petroleum products and other miscellaneous expenses. Our bunkering vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet. We expect these expenses to increase further as a result of our acquisition of additional bunkering vessels and floating storage facilities.

Other operating expenses also include expenses relating to rent, communal charges, advertising, travel, public relations and auditing and legal fees. We expect these expenses to increase further as we enter new markets.

Other operating expenses include a provision for doubtful accounts. We believe that our provision for doubtful accounts has been relatively low in the past several years due to our effective credit control process. As we expand our operations across the globe, we expect our provision for doubtful accounts to increase concurrently with our revenues.

Finally, other operating expenses include amounts relating to the storage of marine petroleum products from acquisitions and use of floating storage facilities such as our tankers, Ouranos, Fos, Leader and Mediterranean. We believe that the ownership of floating storage facilities will allow us to mitigate the risk of supply shortages. Generally, the costs of storage have been included in the price per metric ton quoted by local suppliers of refined marine fuel. Accordingly, we expect that the ownership of floating storage facilities will allow us to convert the variable costs of this storage fee markup per metric ton quoted by suppliers into fixed costs of operating our storage facilities, which will allow us to spread larger sales volumes over a fixed cost base and to decrease our refined marine fuel costs.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with long-term debt to partially finance the acquisitions of our vessels and in connection with short-term bank borrowings obtained for working capital purposes. In connection with our initial public offering, we repaid and terminated a portion of our outstanding indebtedness. Subsequently, we have incurred and expect to continue incurring interest expense and financing costs under our existing credit facilities to finance the construction of our new bunkering tankers and our senior secured credit facilities.

Interest and other financing costs relating to our credit facilities financing vessel construction, are capitalized as part of the acquisition costs of our vessels, until they are delivered and not incurred as interest expense in our statements of income.

Income Taxes

Our principal operating subsidiary, AMP, is incorporated in the Republic of Liberia. Under regulations promulgated by the Liberian Ministry of Finance, AMP is not required to pay any tax or file any report or return with the Republic of Liberia in respect of income derived from its operations outside of the Republic of Liberia because AMP is considered a non-resident domestic corporation. The Liberian Ministry of Justice has issued an opinion that these regulations are valid. If AMP were subject to Liberian tax, it would be subject to tax at a rate of 35% on its worldwide income, and dividends it pays to us would be subject to a withholding tax at rates ranging from 15% to 20%.

AMP has established an office in Greece which provides services to AMP and AMP’s office in Cyprus. Under the laws of Greece, and in particular under Greek Law 3427/2005 which amended, replaced and supplemented provisions of Law 89/1967, which expired on December 31, 2005, the income of AMP’s Greek office is calculated on a cost plus basis on expenses incurred by that office. The Greek Ministry of Economy and Finance has determined that the profit margin applicable to AMP is 5%. This determination is subject to periodic review. AMP’s income, as calculated by applying the 5% profit margin, is subject to Greek corporate income tax at the rate of 29% for fiscal year 2006 and 25% for fiscal years 2007 and later. All expenses to which the profit margin applies are deducted from gross income for Greek corporate income tax purposes. Accordingly, under Greek Law 3427/2005, as currently applied to us, we expect that AMP will continue to have no liability for any material amount of Greek income tax.

Under the laws of the countries of incorporation of our vessel-owning subsidiaries and our subsidiaries that operate service centers and the laws of the countries of our vessels’ registration, our vessel-owning companies are generally not subject to tax on our income that is characterized as shipping income.

Our corporate income tax exposure is in taxable jurisdictions such as Gibraltar, Jamaica, Singapore, Belgium, the United Kingdom and Canada.

Our business is affected by taxes imposed on the purchase and sale of marine petroleum products in various jurisdictions in which we operate from time to time. These taxes include income, sales, excise, goods and services taxes, value-added taxes, and other taxes. Other than in Canada, we do not pay a material amount of tax in any jurisdiction in which we operate. For the three-month periods ended March 31, 2009, and 2010, our income tax amounted to $0.3 million, $(0.1) million, respectively.

Results of Operations

Three months ended March 31, 2010, compared to three months ended March 31, 2009

Selected financial data

	Three months ended March 30,		Change
	2009	2010	$	%

Sales of marine petroleum products	$360,958	$839,757	$478,799	132.6%
Voyage and other revenues	4,464	3,605	(859)	(19.2)%

Total revenues	365,422	843,362	477,940	130.8%

Cost of marine petroleum products sold	324,380	786,122	461,742	142.3%
Salaries, wages and related costs	10,477	12,074	1,597	15.2%
Depreciation and amortization	4,873	6,409	1,536	31.5%
All other operating expenses	17,389	21,320	3,931	22.6%

Operating income	8,303	17,437	9,134	110.0%

Net financing costs	1,850	2,577	727	39.3%
Other non-operating expenses	2,056	773	(1,283)	(62.4)%

Net income	$4,397	$14,087	$9,690	220.4%

Sales of Marine Petroleum Products. Sales of marine petroleum products increased by $478.8 million, or 132.6%, to $839.8 million for the three-month period ended March 31, 2010, compared to $361.0 million for the three-month period ended March 31, 2009. Of the total increase in sales of marine petroleum products, $274.4 million was attributable to a 77.1% increase in the average price of marine fuel (using sales volumes for the three-month period ended March 31, 2009), $197.5 million was attributable to an increase in sales volume of marine fuel (using average prices for the three-month period ended March 31, 2010), and $6.9 million was attributable to an increase in the sales of lubricants. Sales volume of marine fuel increased by 410,476 metric tons, or 31.3%, to 1,720,513 metric tons for the three-month period ended March 31, 2010, compared to 1,310,037 metric tons for the three-month period ended March 31, 2009 due to additional volume of sales of marine fuel in the United Arab Emirates and Singapore and due to sales in our new markets, Trinidad and Tobago and Tanger-Med, Morocco.

Voyage Revenues. Voyage revenues decreased by $1.2 million, or 44.4%, to $1.5 million for the three-month period ended March 31, 2010, compared to $2.7 million for the three-month period ended March 31, 2009. Voyage revenues for the three-month periods ended March 31, 2009 and 2010 included the employment of our eight bunkering tankers with an unaffiliated third party for the distribution of refined marine petroleum products in Greek ports. Additionally, voyage revenues for the three-month period ended March 31, 2009, were attributable to the employment of our specialty tanker, Maistros, with roll-on roll-off facilities and refueling capabilities for fuel trucks, under a contract of affreightment with Aegean Oil for the distribution of gasoline and other refined petroleum products in the Greek islands. This contract was terminated along the sale of the Maistros to an unaffiliated third-party purchaser on June 10, 2009.

Salaries, Wages and Related Costs. Salaries, wages and related costs increased by $1.6 million, or 15.2%, to $12.1 million for the three-month period ended March 31, 2010, compared to $10.5 million for the three-month period ended March 31, 2009. This increase was mainly due to an increase in the number of full-time employees as we hired new employees to manage our expanded fleet and service center network. Furthermore, crew costs increased as the average number of operating bunkering vessels increased to 40.0 for the three-month period ended March 31, 2010, compared to 30.7 for the three-month period ended March 31, 2009.

Depreciation. Depreciation increased by $1.2 million, or 31.6%, to $5.0 million for the three-month period ended March 31, 2010, compared to $3.8 million for the three-month period ended March 31, 2009. This increase is in line with the 30.3% increase in the average number of operating bunkering vessels.

Other Operating Expenses. Other operating expenses increased by $3.9 million, or 22.4%, to $21.3 million for the three-month period ended March 31, 2010, compared to $17.4 million for the three-month period ended March 31, 2009. This increase in other operating expenses was primarily attributable to the higher cost on marine fuel consumption and to the increased overhead costs.

Interest and Finance Costs. Interest and finance costs increased by $0.7 million, or 36.8% to $2.6 million for the three-month period ended March 31, 2010, compared to $1.9 million for the three-month period ended March 31, 2009. The increase in interest and finance costs was mainly attributable to the increase in amounts under our outstanding loans.

Inflation

Inflation has had only a moderate effect on our expenses given recent economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating costs.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of such financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe to be our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of our significant accounting policies, see the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the Commission on April 1, 2010.

Trade Receivables and Allowance for Doubtful Accounts

We extend credit on an unsecured basis to many of our customers. There is uncertainty over the level of collectability of customer accounts. Our management is responsible for approving credit limits above certain amounts, setting and maintaining credit standards, and managing the overall quality of our credit portfolio. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current credit worthiness. Accounts receivable are deemed past due based on contractual terms agreed with our customers.

We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience with our customers, current market and industry conditions of our customers, and any specific customer collection issues that we have identified. Accounts and notes receivable are reduced by an allowance for amounts that may become uncollectible in the future. At the end of each reporting period, we calculate an allowance for doubtful accounts based on an aging schedule where we apply set percentages to categories of overdue trade receivables. These set percentages are based on historical experience and currently available management information on customer accounts. Furthermore, we provide appropriate allowances for any specific customer collection issue we identify which allowance is calculated on a case-by-case basis. Trade receivables are written off when it becomes apparent based upon age or customer circumstances that such amounts will not be collected.

We believe the level of our allowance for doubtful accounts is reasonable based on our experience and our analysis of the net realizable value of our trade receivables during each reporting period. The estimates driving the calculation of our allowance for doubtful accounts have not changed in the past periods and we do not expect these estimates to change in the foreseeable future because they have resulted and we believe that they will continue to result in accurate calculations of our allowance for doubtful accounts. We cannot guarantee that we will continue to experience the same credit loss rates that we have experienced in the past, since adverse changes in the marine industry or changes in the liquidity or financial position of our customers could have a material adverse effect on the collectability of our trade receivables and our future operating results. If credit losses exceed established allowances, our results of operations and financial condition may be adversely affected.

Depreciation

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives. Depreciation is based on cost less the estimated residual scrap value.

We estimate the useful lives for our bunkering tankers to be 30 years from date of initial delivery from the shipyard. Furthermore, we estimate the useful life of our floating storage facilities to be 30 years from the date of acquisition. We estimate the residual scrap values of our vessels to be $175 per light-weight ton. We form these estimates based on our experience and the prevailing practices of other companies in the bunkering and shipping industries.

An increase in the estimated useful life of a tanker or in its estimated residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the estimated useful life of a tanker or in its estimated residual value would have the effect of increasing the annual depreciation charge. A 20% decrease in the remaining estimated useful lives of our vessels would increase our depreciation charge for the three-month period ended March 31, 2010 by $1.2 million.

Estimates may need to be changed if new regulations place limitations over the ability of a vessel to trade on a worldwide basis. This would cause us to adjust the vessel’s useful life to end at the date such regulations become effective.

Our estimates of the useful lives of our vessels and of the residual scrap values of our vessels have not changed in the past periods. We do not expect these estimates to change in the foreseeable future because we believe they will continue to accurately represent the useful lives of tanker vessels and the long-term scrap values of steel.

Impairment of Long-lived Assets

We evaluate the carrying amounts of our long-lived assets to determine if events have occurred which would require modification to their carrying values. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as vessel sale and purchase prices in the marketplace, business plans and overall market conditions. If an indicator of impairment exists, we determine undiscounted projected net operating cash flow for each vessel or group of vessels and compare it to the relevant carrying value. In developing estimates of future cash flows, the Company relied upon estimates made by management with regard to the Company’s vessels, including future deliveries, operating expenses, and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations and are consistent with the plans and forecasts used by management to conduct its business. The variability of these factors depends on a number of conditions, including uncertainty about future events and general economic conditions; therefore, the Company’s accounting estimates might change from period to period. In the event that undiscounted projected net operating cash flows were less than carrying value, we would estimate the fair value of the related asset and record a charge to operations calculated by comparing the asset’s carrying value to the estimated fair value. When performing impairment assessments, management would generally consider vessel valuation reports obtained from third-party valuation specialists.

The fair market value of the vessels that we currently own or may acquire in the future may increase or decrease depending on a number of factors, including general economic and market conditions affecting the international marine fuel supply industry, supply and demand for bunkering tankers, costs of newbuildings and governmental or other regulations. If we sell any vessel when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount on our financial statements, resulting in a loss. Such loss could adversely affect our financial condition, results of operations and our ability to pay dividends to our shareholders.

Deferred Drydock Cost

Our vessels are generally required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of the drydocking include actual costs incurred at the drydock yard and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydocking; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee a drydocking. We believe that these types of capitalized costs are consistent with practice among other companies in our industry that apply this method of accounting and that our policy of capitalization reflects the economics and market values of the vessels.

Although many companies in our industry apply this method of accounting for deferred drydock costs, some companies apply other methods of accounting, such as expensing drydock costs as incurred. If we were to adopt that method of accounting as our accounting policy, our drydock costs would have been as disclosed under the heading “As Incurred” in the table below, for the periods presented therein.

	Average Number of Vessels		Drydock Costs
Three months ended March 31,	Bunkering	Non-bunkering	As Reported	As Incurred
			(in thousands of U.S. dollars)
2009	30.7	1.0	995	363
2010	40.0	1.0	1,364	2,295

The table above discloses the average number of vessels that we have owned in each of the periods presented and the drydock costs that we have reported. In the future, depending on the date a newly-purchased secondhand vessel is drydocked prior to its delivery to us, we may pay drydocking costs and incur subsequent amortization expense of these costs sooner after delivery than if the vessel had been owned by us throughout its life. This would increase our average drydocking expenses in periods immediately following the acquisition.

Following acquisition of vessels under newbuilding contracts, we would expect to first pay drydocking costs and incur subsequent amortization expense of these costs approximately 30 months after the delivery of the vessel from the shipyard. This would decrease our average drydocking expenses in periods immediately following the acquisition since we would have no such costs to amortize in respect of these vessels until they were first drydocked.

Our estimates of the frequency of required drydocking of our vessels have not changed in the past periods. We do not expect these estimates to change in the future because we believe they will continue to accurately represent the frequency of drydocking inspections necessary for the maintenance of our vessels.

Liquidity and capital resources

Our treasury activities are controlled centrally by our treasury department, which is located at our offices in Greece. Our treasury department administers our working capital resources including our current accounts, time deposits, overdrafts and bank loans. Our liquidity objective is to maintain an optimum daily net cash position which takes into consideration immediate working capital and operational requirements, as well as short- to medium-term capital expenditure requirements, but which would not result in an unnecessary net cash surplus. In this way, we seek to maximize available cash to reinvest in our business. Our policy is to minimize the use of time deposits, financial instruments or other forms of investments which we believe generate lower levels of return than the return on our invested capital.

Our cash is primarily denominated in U.S. dollars because our sales of marine petroleum products are fully denominated in U.S. dollars. Our service centers pay their operating expenses in various currencies-primarily the Euro, the UAE dirham, the Gibraltar pound, the British pound, the Canadian dollar, the Jamaican dollar, and the Singapore dollar. Our treasury department transfers cash to our service centers monthly on an as-needed basis and accordingly, we maintain low levels of foreign currency at our service centers.

Under the laws of jurisdictions where our subsidiaries are located, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that materially affect the remittance of dividends, loans, interest or other payments. Most of our vessel-owning subsidiaries have long-term bank loans outstanding that were obtained to partially finance the acquisition cost of their vessels. Most of these vessel-owning companies are not permitted to pay any dividends without the lender’s prior consent. However, these vessel-owning companies generally do not generate third-party revenues and do not possess material amounts of excess cash. Therefore, these restrictions on our vessel-owning companies’ ability to pay dividends to us should not materially impact our ability to meet our cash obligations. Accordingly, there are no significant restrictions on our ability to access and mobilize our capital resources located around the world.

We have funded our business primarily through: (i) cash generated from operations, (ii) equity capital and short-term borrowings from our shareholders, (iii) short-term borrowings from banks, and (iv) long-term bank debt. We have a revolving credit facility that provides for borrowings up to certain amounts for working capital purposes as well as a sublimit for the issuance of standby letters of credit. Furthermore, we have long-term debt facilities with several banks in order to partially finance the acquisition costs of several of our vessels. The credit agreements for the long-term debt facilities are secured with first priority mortgages over certain of our vessels. As of March 31, 2010, we believe that we were in compliance in all material respects with all covenants of our credit facilities. We also believe that our working capital resources are sufficient for our present requirements.

Our senior secured syndicated revolver, guarantee and letter of credit facility requires us to, among other things, assure that Mr. Melisanidis controls at least 26% of our shares. Furthermore, certain of our secured loan facilities impose restrictions on changes in legal and/or ultimate beneficial ownership, to the effect that at least 35% of our shares at all times shall be beneficially owned by our beneficial owners at the time we entered into those facilities. Our lenders have agreed to amend these ownership restrictions and allow Mr. Melisanidis to own no less than 15% of our shares. The terms of such amendments are subject to the execution of definitive documentation.

Cash Flow

Net Cash Used in Operating Activities

Net cash used in operating activities was $20.8 million for the three-month period ended March 31, 2010, as compared to net cash used in operating activities of $16.3 million for the same period in 2009. This increase was primarily attributable to an increase in working capital, which resulted from the increase in the price of marine petroleum products during the first quarter of 2010. Working capital excluding cash and debt increased by $137.0 million, to a surplus of $263.3 million as of March 31, 2010, compared to a surplus of $126.3 million as of March 31, 2009.

Net Cash Used In Investing Activities

Net cash used in investing activities was $56.3 million for the three-month period ended March 31, 2010. During the period, we paid $21.9 million as milestone payments under our newbuilding and engineering contracts, and we paid $24.6 million to acquire the secondhand vessels, Aeolos and Mediterranean. Furthermore, we paid $9.8 million to acquire land and a building in Jamaica.

Net cash used in investing activities was $33.9 million for the three-month period ended March 31, 2009. During the period, we paid $34.6 million as milestone payments under our newbuilding and engineering contracts, and we paid $4.6 million to acquire the secondhand vessels, Aegean Ace and Aegean Champion. Furthermore, our restricted cash balances decreased by $5.4 million, which increased our cash flows by the same amount.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $161.2 million for the three-month period ended March 31, 2010, mainly due to the public offering net proceeds of $139.0 million. Significant sources of cash were the additional drawdowns of $117.8 million under our term loan facilities and our senior secured credit facility to finance a portion of the construction costs of our new vessels and the marine petroleum purchases for resale to our customers and due to an increase in short-term borrowings under our credit facilities for the same purposes. Part of this increase in funding was offset by repayments of long-term debt of $94.8 million. Furthermore, during the three-month period ended March 31, 2010, we also paid $0.9 million for financing costs, repayment of our capital lease obligation and dividends to our shareholders.

Net cash provided by financing activities was $28.8 million for the three-month period ended March 31, 2009 mainly due to additional drawdowns of $121.1 million under our term loan facilities to finance a portion of the construction costs of our new vessels. Part of this increase in funding was offset by the repayments of long-term debt of $2.0 million and $88.8 million in payments to reduce short-term borrowings. Furthermore, during the three-month period ended March 31, 2009, we paid $1.4 million for financing costs and dividends to our shareholders.

Research and development, patents and licenses, etc.

Not applicable.

Trend information

During the three-month period ended March 31, 2010, our sales volume of marine fuel increased by 31.3% as compared to the prior year, which was mainly due to additional sales of marine fuel in the United Arab Emirates and Singapore. We have also expanded our bunkering fleet by taking delivery of three double hull bunkering tanker newbuildings and by acquiring two secondhand double hull bunkering tankers. We expect our growth to continue in 2010 as we expand our business and marine fuel delivery capabilities in existing markets and enter new markets, mainly in connection with our acquisition of Verbeke Bunkering N.V. We will expand our fleet by at least 12 new double hull bunkering tankers, for which we have firm orders, during the next two years, and may purchase additional secondhand vessels in the future.

In addition to our bunkering operations, we market and distribute marine lubricants under the Alfa Marine Lubricants brand. In February 2009, we entered into an agreement to join the Sealub Alliance Network, a group formed by Gulf Oil Marine Ltd. to collaborate in the marketing and distribution of marine lubricants. We expect the sales volumes of lubricants to further increase in 2010.

Our success in attracting business has been due, in part, to our willingness to extend trade credit on an unsecured basis to our customers after suitable credit analysis of them. The recent adverse changes in world credit markets may adversely affect our ability to do business with customers whose creditworthiness may no longer meet our criteria. Volatility in the price of marine fuel and lubricants may also affect our working capital requirements.

Off-balance sheet arrangements

We do not have any off-balance sheet arrangements.

Subsequent Events

Acquisition of Verbeke Bunkering Business. On April 1, 2010, the Company completed the acquisition of 100% of the Verbeke Bunkering Business (with the exception of certain insignificant minority holdings), for approximately $59,200 (Euro 43.9 million) out of which approximately $13,500 was attributable to reimbursement of working capital. Verbeke Bunkering is a leading physical supplier of marine fuel in the Antwerp-Rotterdam-Amsterdam (ARA) region, including surrounding ports of Ghent, Zeebruges, Flushing, Terneuzen, and Sluiskil. As the purchase price allocation is still being completed, it is impractible to provide more detailed financial information at this stage.

Fujairah in-land storage facility. The Company has agreed to assume from a related party a 25-year terminal lease agreement, which includes an option for an additional 25 years, with the Municipality of Fujairah, and to build an in-land storage facility in the United Arab Emirates. The Company is expected to complete the construction of the new facility within the next 18 to 24 months.

Delivery of newbuilding. On April 22, 2010, the Company took delivery of the Kythira, a 5,500 dwt double hull bunkering tanker newbuilding from the Qingdao Hyundai Shipyard in China. The cost of construction of the vessel was $11,405. The Kythira is deployed in the Company’s service center in Fujairah.

Sale of vessel. On April 30, 2010, the Company completed the sale and delivered the Aegean Pride I, a 11,538 dwt double-hull bunkering tanker, to a third-party purchaser. The vessel was sold for $1,900, resulting in a book loss of $1,540.

Delivery of newbuilding. On May 5, 2010, the Company took delivery of the Dilos, a 4,600 dwt double hull bunkering tanker newbuilding from the Fujian Southeast Shipyard in China. The cost of construction of the vessel was $10,789. The Dilos is deployed in the Company’s service center in West Africa.

Acquisition of Shell Las Palmas Terminal. On May 13, 2010, the Company entered into an agreement to acquire from Shell Espana S.A. the assets and operations of Shell Las Palmas terminal in the Canary Islands, or the Shell Las Palmas Business. The Shell Las Palmas terminal occupies an area of approximately 20,000 square meters, providing bunkering services for a diverse group of ship operators primarily along major trans-Atlantic seaborne trade routes. The terminal includes a lubricants plant, dedicated land-based storage facilities with approximately 61,000 metric tons of capacity as well as on-site blending facilities to mix all grades of fuel oils and distillates. The aggregate purchase price for the Shell Las Palmas Business will be calculated based on a formula of a basic purchase price of $10,300, adjusted for the level of fuel inventory. The Company expects the Shell Las Palmas Business acquisition to close by the end of July 2010.

Cautionary Statement Regarding Forward-Looking Statements

Matters contained in this discussion of our financial condition and results of operations, or this report, may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words “anticipate,” “believe,” “expect,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Important assumptions relating to the forward-looking statements include, among other things, assumptions regarding demand for our products, the cost and availability of refined marine fuel from suppliers, pricing levels, the timing and cost of capital expenditures, competitive conditions, and general economic conditions. These assumptions could prove inaccurate. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these assumptions and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	our future operating or financial results;

•	our future payment of dividends and the availability of cash for payment of dividends;

•	our ability to retain and attract senior management and other key employees;

•	our ability to manage growth;

•	our ability to maintain our business in light of our proposed business and location expansion;

•	our ability to obtain double hull bunkering tankers given the scarcity of such vessels in general;

•	the outcome of legal, tax or regulatory proceedings to which we may become a party;

•	adverse conditions in the shipping or the marine fuel supply industries;

•	our ability to retain our key suppliers and key customers;

•	our contracts and licenses with governmental entities remaining in full force and effect;

•	material disruptions in the availability or supply of crude oil or refined petroleum products;

•	changes in the market price of petroleum, including the volatility of spot pricing;

•	increased levels of competition;

•	compliance or lack of compliance with various environmental and other applicable laws and regulations;

•	our ability to collect accounts receivable;

•	changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general;

•	our future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

•	our failure to hedge certain financial risks associated with our business;

•	uninsured losses;

•	our ability to maintain our current tax treatment;

•	our failure to comply with restrictions in our credit agreements;

•	increases in interest rates; and

•	other important factors described from time to time in our filings with the Commission.

AEGEAN MARINE PETROLEUM NETWORK INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2009 AND MARCH 31, 2010

(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31, 2009	March 31, 2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$54,841	$138,843
Trade receivables, net of allowance for doubtful accounts of $1,751 and $ 1,490, as of December 31, 2009 and March 31, 2010, respectively	275,630	309,379
Due from related companies	8,454	14,422
Inventories	140,115	151,429
Prepayments and other current assets	24,476	23,586
Deferred tax asset	170	—
Restricted cash	5,000	5,000

Total current assets	508,686	642,659

FIXED ASSETS:
Advances for vessels under construction and acquisitions	136,494	117,175

Vessels, cost	321,915	387,590
Vessels, accumulated depreciation	(41,993)	(46,874)

Vessels’ net book value	279,922	340,716

Other fixed assets, net	1,647	11,386

Total fixed assets	418,063	469,277

OTHER NON-CURRENT ASSETS:
Deferred charges, net	15,376	14,523
Concession Agreement	7,095	7,019
Goodwill	17,431	17,431
Deferred tax asset	598	986
Other non-current assets	96	95

Total assets	$967,345	$1,151,990

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	$50,000	$59,600
Current portion of long-term debt	13,147	169,806
Trade payables to third parties	182,438	201,873
Trade payables to related companies	24,844	11,987
Other payables to related companies	585	6,319
Accrued and other current liabilities	19,184	15,292

Total current liabilities	290,198	464,877

LONG-TERM DEBT, net of current portion	337,890	194,603

OTHER NON-CURRENT LIABILITIES	4,200	4,080

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized; 43,009,303 and 47,688,953 shares, issued and outstanding at December 31, 2009 and March 31, 2010, respectively	430	477
Additional paid-in capital	194,112	333,828
Retained earnings	140,515	154,125

Total stockholders’ equity	335,057	488,430

Total liabilities and stockholders’ equity	$967,345	$1,151,990

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2010

(UNAUDITED)

(Expressed in thousands of U.S. dollars – except for share and per share data)

	Three Months Ended March 31,
	2009	2010
REVENUES:
Sales of marine petroleum products – third parties	$359,305	$831,890
Sales of marine petroleum products – related companies	1,653	7,867
Voyage revenues	2,687	1,524
Other revenues	1,777	2,081

Total revenues	365,422	843,362

OPERATING EXPENSES:
Cost of marine petroleum products sold – third parties	282,762	718,513
Cost of marine petroleum products sold – related companies	41,618	67,609
Salaries, wages and related costs	10,477	12,074
Depreciation	3,801	4,969
Amortization of drydocking costs	995	1,364
Amortization of concession agreement	77	76
Other operating expenses	17,389	21,320

Total operating expenses	357,119	825,925

Operating income	8,303	17,437

OTHER INCOME/(EXPENSE):
Interest and finance costs	(1,857)	(2,583)
Interest income	7	6
Foreign exchange gains(losses), net	(1,761)	(831)

	(3,611)	(3,408)

Income before income taxes	4,692	14,029

Income taxes	(295)	58

Net income	$4,397	$14,087

Basic earnings per common share	$0.10	$0.30

Diluted earnings per common share	$0.10	$0.30

Weighted average number of shares, basic	42,553,550	46,064,773

Weighted average number of shares, diluted	42,553,550	46,272,718

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2010

(UNAUDITED)

(Expressed in thousands of U.S. dollars except for number of shares)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
	# of Shares	Par Value

BALANCE, December 31, 2008	42,543,608	$425	$190,658	$93,709	$211	$285,003

- Net income	—	—	—	4,397	—	4,397
- Dividends declared and paid	—	—	—	(428)	—	(428)
- Share-based compensation	27,114	—	721	—	—	721
- Other	—	—	—	—	(334)	(334)

BALANCE, March 31, 2009	42,570,722	$425	$191,379	$97,678	$(123)	$289,359

BALANCE, December 31, 2009	43,009,303	$430	$194,112	$140,515	$—	$335,057

- Net income	—	—	—	14,087	—	14,087
- Dividends declared and paid	—	—	—	(477)	—	(477)
- Issuance of common stock, net of issuance costs	4,491,900	45	139,002	—	—	139,047
- Share-based compensation	187,750	2	714	—	—	716

BALANCE, March 31, 2010	47,688,953	$477	$333,828	$154,125	$—	$488,430

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2009 AND 2010

(UNAUDITED)

(Expressed in thousands of U.S. dollars)

	Three Months Ended March 31,
	2009	2010
Cash flows from operating activities:
Net income	$4,397	14,087
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	3,801	4,969
Provision for (release of) doubtful accounts	(312)	(261)
Share-based compensation	721	786
Amortization	1,226	1,632
Provision for income taxes	295	(58)
(Increase) Decrease in:
Trade receivables	4,334	(33,488)
Due from related companies	(3,542)	(5,968)
Inventories	(21,856)	(11,314)
Prepayments and other current assets	(606)	1,060
Increase (Decrease) in:
Trade payables	(5,467)	8,375
Other payables to related companies	2,043	5,734
Accrued and other current liabilities	(1,054)	(3,833)
Decrease (Increase) in other non-current assets	(4)	(387)
Increase (Decrease) in other non-current liabilities	76	119
Payments for dry-docking	(363)	(2,295)

Net cash provided by (used in) operating activities	(16,311)	(20,842)

Cash flows from investing activities:
Payments for vessels under construction	(34,615)	(21,856)
Payments for vessels acquisitions	(4,567)	(24,630)
Purchase of other fixed assets	(120)	(9,827)
Decrease in restricted cash	5,358	—

Net cash used in investing activities	(33,944)	(56,313)

Cash flows from financing activities:
Proceeds from long-term debt	121,061	108,177
Repayment of long-term debt	(2,007)	(94,805)
Repayment of capital lease obligation	—	(310)
Net change in short-term borrowings	(88,777)	9,600
Financing costs paid	(1,014)	(75)
Proceeds from the issuance of common stock	—	147,109
Issuance of common stock cost	—	(8,062)
Dividends paid	(428)	(477)

Net cash provided by financing activities	28,835	161,157

Net increase (decrease) in cash and cash equivalents	(21,420)	84,002
Cash and cash equivalents at beginning of period	46,927	54,841

Cash and cash equivalents at end of period	$25,507	$138,843

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. dollars –

except share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying unaudited condensed consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. (“Aegean”) and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the “Company”) and have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, they do not include all the information and notes required by U.S. generally accepted accounting principles for complete financial statements.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the three months ended March 31, 2010 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2010.

These unaudited condensed consolidated financial statements presented in this report should be read in conjunction with the audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009.

The carrying amounts of cash and cash equivalents, trade accounts receivable, and trade accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the revolving credit facilities. The carrying value approximates the fair market value for the floating rate loans.

2.	Adoption of New Accounting Standards:

In June 2009, new guidance was issued with regards to the consolidation of variable interest entities (“VIE”). This guidance responds to concerns about the application of certain key provisions of the FASB Interpretation, including those regarding the transparency of the involvement with VIEs. The new guidance revises the approach to determining the primary beneficiary of a VIE to be more qualitative in nature and requires companies to more frequently reassess whether they must consolidate a VIE. Specifically, the new guidance requires a qualitative approach to identifying a controlling financial interest in a VIE and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. In addition, the standard requires additional disclosures about the involvement with a VIE and any significant changes in risk exposure due to that involvement. The guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009 and early adoption is prohibited. This guidance did not have an impact on the Company’s financial statements as of March 31, 2010.

AEGEAN MARINE PETROLEUM NETWORK INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Expressed in thousands of U.S. dollars –

except share and per share data, unless otherwise stated)

2.	Adoption of New Accounting Standards: (Continued)

In January 2010, new guidance clarified that all assets acquired in a business combination other than goodwill should be valued based on the fair value at the date of acquisition. This includes difficult-to-value intangible assets that had previously been valued using the residual value method under common practice. The guidance was effective immediately upon issuance. This guidance did not have an impact on the Company’s financial statements as of March 31, 2010.

AEGEAN MARINE PETROLEUM NETWORK INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) (Continued)

(Expressed in thousands of U.S. dollars –

except share and per share data, unless otherwise stated)

3.	Inventories:

The amounts shown in the accompanying condensed consolidated balance sheets are analyzed as follows:

	December 31, 2009	March 31, 2010
Held for sale:
Marine Fuel Oil	129,767	140,967
Marine Gas Oil	8,921	8,802

	138,688	149,769

Held for consumption:
Marine fuel	263	485
Lubricants	959	959
Stores	24	19
Victuals	181	197

	1,427	1,660

Total	140,115	151,429

4.	Advances for Vessels under Construction and Acquisitions:

During the three months ended March 31, 2010, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, January 1, 2010	136,494
Advances for vessels under construction and related costs	21,726
Additions of secondhand vessel acquisitions	24,630
Vessels delivered	(65,675)

Balance March 31, 2010	117,175

On January 14, 2010, the Company signed a memorandum of agreement with a third-party seller for the purchase of a Norwegian-flagged 84,040 dwt (built in 1990) double hull bunkering tanker, the Difko Chaser (renamed “Aeolos”) which it intends to position at one of its ports as a floating storage facility. The purchase price of the vessel was $6,500, which was fully paid on the delivery of the vessel on February 22, 2010.

The amounts shown in the accompanying condensed consolidated balance sheets include advance and milestone payments relating to the shipbuilding contracts with shipyards, advance and milestone payments relating to the contracts with the engineering firm, advance payments for the acquisition of assets, and any material related expenses incurred during the construction periods which were capitalized.

AEGEAN MARINE PETROLEUM NETWORK INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) (Continued)

(Expressed in thousands of U.S. dollars –

except share and per share data, unless otherwise stated)

4.	Advances for Vessels under Construction and Acquisitions: (Continued)

As of March 31, 2010, advances for vessels under construction and acquisitions is analyzed as follows:

			March 31, 2010
Vessel Name	Year of Expected Delivery	Contract Amount	Contract Payments	Capitalized Costs	Total

Fujian Shipyard
DN-3800-12	2010	10,740	6,485	360	6,845
DN-3800-13	2010	10,740	6,485	306	6,791
DN-3800-14	2010	10,740	4,893	222	5,115
DN-3800-15	2010	10,740	4,893	208	5,101
Qingdao Hyundai Shipyard
QHS-216*	2010	11,382	10,888	521	11,409
QHS-217	2010	11,600	8,880	448	9,328
QHS-222	2010	11,000	7,930	367	8,297
QHS-223	2010	11,000	7,930	339	8,269
QHS-224	2010	11,000	7,930	366	8,296
QHS-225	2010	12,200	10,420	399	10,819
QHS-226	2010	12,200	10,420	393	10,813
QHS-227	2010	12,200	10,420	292	10,712
QHS-228	2010	12,200	7,660	270	7,930
Acquired Assets
Aeolos*	2010	6,500	6,500	950	7,450

Total		154,242	111,734	5,441	117,175

*	Vessel delivered but as of March 31, 2010, was not positioned and operational.

As of March 31, 2010, the remaining obligations under these contracts which are payable within 2010 are $42,508.

5.	Vessels:

During the three months ended March 31, 2010, the movement of the account, vessels, was as follows:

	Cost	Accumulated Depreciation	Net Book Value
Balance, January 1, 2010	321,915	(41,993)	279,922
- Vessels additions	65,675	—	65,675
- Depreciation	—	(4,881)	(4,881)

Balance, March 31, 2010	387,590	(46,874)	340,716

On January 4, 2010, the newly-constructed bunkering tanker, Kefalonia (ex-QHS-209), with a total cost of $12,408, became operational in the Company’s service center in Trinidad.

On January 23, 2010, the newly-constructed bunkering tanker, Paxoi (ex-QHS-210), with a total cost of $12,363, became operational in the Company’s service center in Portland.

AEGEAN MARINE PETROLEUM NETWORK INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) (Continued)

(Expressed in thousands of U.S. dollars –

except share and per share data, unless otherwise stated)

5.	Vessels: (Continued)

On March 17, 2010, the newly-constructed bunkering tanker, Andros (ex-DN-3800-11), with a total cost of $11,435, became operational in the Company’s service center in Fujairah.

On March 18, 2010, the newly-constructed bunkering tanker, Zakynthos (ex-QHS-215), with a total cost of $12,289, became operational in the Company’s service center in Fujairah.

On February 25, 2010, the Company’s subsidiary, Aegean Ostria Maritime Company, entered into an agreement to purchase a related company, Aegean Gas Maritime Company, which was owned and controlled by members of the family of Mr. Dimitris Melisanidis, the Company’s founder and Head of Corporate Development. Aegean Gas Maritime Company’s only asset is the vessel Mediterranean, a 20,000 dwt double hull bunkering barge, which will be used by the company as a floating storage facility. The Company accounted for the transaction as an asset acquisition. The purchase price of the vessel was $17,180. Disinterested members of the Company’s board of directors determined that the purchase price was no greater than what would have been paid by a third party on an arm’s length basis for the same vessel at the time it entered into the memorandum of agreement.

6.	Other Fixed Assets:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Land	Buildings	Other	Total
Cost, December 31, 2009	—	1,008	1,590	2,598
- Additions	8,546	1,254	27	9,827
- Disposals	—	—	—	—

Cost, March 31, 2010	8,546	2,262	1,617	12,425

Accumulated depreciation, December 31, 2009	—	159	792	951
- Depreciation expense	—	10	78	88

Accumulated depreciation, March 31, 2010	—	169	870	1,039

Net book value, December 31, 2009	—	849	798	1,647

Net book value, March 31, 2010	8,546	2,093	747	11,386

On January 14, 2010, the Company’s subsidiary, Aegean Caribbean Holdings, entered into an agreement to purchase a related company, Caribbean Renewable Energy Sources (CRES), which was owned and controlled by members of the family of Mr. Dimitris Melisanidis, the Company’s founder and Head of Corporate Development. CRES owns a property in Jamaica that is intended to be used as a land-based storage facility. The Company accounted for the transaction as an asset acquisition. The purchase price for the property was $9,800. Disinterested members of the Company’s board of directors determined that the purchase price was no greater than what would have been paid by a third party on an arm’s length basis for the same property at the time it entered into the memorandum of agreement.

AEGEAN MARINE PETROLEUM NETWORK INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) (Continued)

(Expressed in thousands of U.S. dollars –

except share and per share data, unless otherwise stated)

7.	Deferred Charges:

During the three months ended March 31, 2010, the movement of the account, deferred charges was as follows:

	Drydocking	Financing Costs	Total
Balance, January 1, 2010	13,897	1,479	15,376
- Additions	627	75	702
- Amortization	(1,364)	(191)	(1,555)

Balance, March 31, 2010	13,160	1,363	14,523

The amortization for drydocking costs is separately reflected in the accompanying condensed consolidated statements of income. The amortization of financing costs is included in interest and finance costs in the accompanying condensed consolidated statements of income.

8.	Total Debt:

The amounts comprising total debt are presented in the accompanying condensed consolidated balance sheet as follows:

Loan Facility	December 31, 2009	March 31, 2010
Short-term borrowings:
Revolving overdraft facility dated 03/01/2010 (1)	—	9,600
Revolving credit facility dated 09/17/2009	50,000	50,000

Total short-term borrowings	50,000	59,600

Long-term debt:
Secured syndicated term loan dated 8/30/2005	32,140	31,540
Secured term loan facility under senior secured credit facility dated 12/19/2006	28,220	27,520
Secured term loan dated 10/25/2006	18,384	18,262
Secured term loan dated 10/27/2006	13,817	13,665
Secured syndicated term loan dated 10/30/2006	48,865	51,697
Secured term loan dated 7/5/2007 as amended on 09/12/2008	19,811	26,025
Secured syndicated term loan dated 04/24/2008	25,300	28,700
Secured syndicated term loan dated 07/08/2008	12,500	12,000
Overdraft facility under senior secured credit facility dated 03/16/2009	152,000	155,000

Total	351,037	364,409
Less: Current portion of long-term debt	(13,147)	(169,806)

Long-term debt, net of current portion	337,890	194,603

AEGEAN MARINE PETROLEUM NETWORK INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) (Continued)

(Expressed in thousands of U.S. dollars –

except share and per share data, unless otherwise stated)

8.	Total Debt: (Continued)

(1) On March 1, 2010, the Company renewed the existing revolving overdraft facility with a Greek bank for a period ending March 15, 2011 and amended to increase the amount to $30,000. The renewed facility bears interest at LIBOR plus 2.50% for the first $10.0 million borrowed and LIBOR plus 3.50% for additional amounts outstanding. As of March 31, 2010, the outstanding balance under this facility was $9,600.

Included in the current portion of long-term debt balance is an amount of $155,000, which relates to our senior secured credit facility that management intends to refinance prior to its maturity in the first quarter of 2011.

As of March 31, 2010, the Company had an available unutilized overdraft line of $84,189 under its credit facilities, and had an available unutilized aggregate amount of $48,264 under its secured term loan facilities.

As of March 31, 2010 and December 31, 2009, the Company was in compliance with the financial covenants under its facility agreements.

The annual principal payments of long-term debt required to be made after March 31, 2010, are as follows:

Amount
April 1 to December 31, 2010	10,701
2011	171,419
2012	16,419
2013	20,919
2014	14,420
2015 and thereafter	130,531

364,409

9.	Other Operating Expenses:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Three Months Ended March 31,
	2008	2009
Bunkering tanker voyage expenses	656	665
Bunkering tanker insurance	525	711
Bunkering tanker repairs and maintenance	1,242	718
Bunkering tanker spares and consumable stores	978	1,171
Bunkering tanker consumption of marine petroleum products	2,855	5,266
Bunkering tanker other operating expenses	3,504	4,377
Cargo transportation	1,024	1,947
Provision for doubtful accounts	(241)	(251)
Operating costs of storage facilities	641	432
Port and related expenses	956	1,342
General and administrative	3,180	3,577
Broker commissions	624	634
Other	1,445	731

Total	17,389	21,320

AEGEAN MARINE PETROLEUM NETWORK INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) (Continued)

(Expressed in thousands of U.S. dollars –

except share and per share data, unless otherwise stated)

10.	Contingencies:

In November 2005, an unrelated party filed a declaratory action against one of the Company’s subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of the Company’s eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $1.00 per metric ton over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff’s action. While the plaintiff’s action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009. Plaintiff’s appeal of the dismissal was denied by the Paris Court of Appeal in February 2010. The Company does not believe that the outcome of this lawsuit will have a material effect on the Company.

In January 2010, a former director of our Ghanaian subsidiary and a company controlled by him, commenced an action in Ghana against two of our subsidiaries for alleged wrongful termination of such director’s directorship and deprivation of an opportunity to hold 70% shares in an oil trading company and 30% shares in a shipping agency allegedly agreed to be formed by the parties. The plaintiffs are seeking a payment of approximately $7 million and damages for breach of trust, extreme mental anguish, pain and suffering, and loss of earnings. The Company believes that the plaintiffs’s claims are unwarranted and that the outcome of this litigation will have no material effect on the Company.

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company’s exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements. The Company’s Protection and Indemnity (“P&I”) insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances. The Company’s coverage under the P&I insurance policies, except for pollution, are unlimited. Coverage for pollution is $1 billion per vessel per incident.

AEGEAN MARINE PETROLEUM NETWORK INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) (Continued)

(Expressed in thousands of U.S. dollars –

except share and per share data, unless otherwise stated)

11.	Capital Leases:

The Company leases Barge PT 22 under a capital lease. The annual future minimum lease payments under the capital lease, of Barge PT 22, together with the present value of the net minimum lease payments required to be made after March 31, 2010, are as follows:

Amount
April 1 to December 31, 2010	$929
2011	1,239
2012	1,239
2013	1,239
2014	413

Total minimum lease payments	5,059
Less: imputed interest	(755)

Present value of minimum lease payments	4,304
Current portion of capitalized lease obligations	(928)

Long-term capitalized lease obligations	$3,376

The current portion of the capitalized lease obligations is included in the accrued and other current liabilities in the accompanying condensed consolidated balance sheets while the long-term obligations of the capitalized lease is included in the other non-current liabilities in the accompanying condensed consolidated balance sheets.

12.	Equity Incentive Plan:

The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company’s common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the vesting period. The expense is recorded in salaries, wages and related costs in the accompanying consolidated statements of income. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

All grants of stock issued under the 2006 Plan are subject to accelerated vesting upon certain circumstances set forth in the 2006 Plan.

The following table summarizes the status of the Company’s unvested restricted stock outstanding for the three months ended March 31, 2010:

	Unvested Restricted Stock	Weighted Average Grant Date Market Price
January 1, 2010	385,609	24.03
Granted	187,750	27.02
Vested	(46,239)	15.69

March 31, 2010	527,120	25.83

The grant-date market prices of the unvested stock are determined by the closing price of the Company’s common stock traded on the NYSE on the grant date. Total compensation cost of $786 was recognized and included under salaries, wages and related costs in the accompanying condensed consolidated statement of income for the three months ended March 31, 2010.

AEGEAN MARINE PETROLEUM NETWORK INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) (Continued)

(Expressed in thousands of U.S. dollars –

except share and per share data, unless otherwise stated)

12.	Equity Incentive Plan: (Continued)

As of March 31, 2010, there was $9,584 of total unrecognized compensation cost related to share-based compensation awards, which is expected to be recognized as compensation expense over a weighted average period of 3.1 years as follows:

Amount
April 1 to December 31, 2010	$3,191
2011	2,810
2012	2,059
2013	997
2014	527

$9,584

13.	Common Stock and Additional Paid-In Capital:

Aegean was formed on June 6, 2005, under the laws of Marshall Islands. The Company’s authorized common and preferred stock since inception consisted of 100,000,000 common shares (all in registered form), par value $0.01 per share and 25,000,000 preferred shares (all in registered form), par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any. The Company’s board of directors shall have the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred stock.

As of March 31, 2010, the Company had no shares of preferred stock issued and outstanding and had 47,688,953 shares of common stock, with a par value of $0.01, issued and outstanding.

During the three months ended March 31, 2010, the Company declared and paid dividends of $0.01 per share totaling to $477.

In August 2009, the Company authorized and declared a dividend distribution of one preferred share purchase right (a “Right”) on each outstanding share of its common stock. The dividend distribution was made to shareholders of record as of August 14, 2009. The rights will become exercisable and trade separately from the common stock upon the earlier of (i) 10 days following the public announcement or disclosure that a person or group (an “Acquiring Person”) has acquired beneficial ownership, or obtained the right to acquire, 15 percent or more of the outstanding common stock or (ii) ten business days following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in such a group or person becoming an Acquiring Person. In such circumstances, each right entitles shareholders to buy one one-thousandth of a share of a new series of junior participating preferred stock at a purchase price of $100.00. In the event that the rights are triggered, shareholders of record will be able to exercise each right to receive, upon payment of the exercise price, shares of common stock having a market value equal to twice the exercise price. An Acquiring Person will not be entitled to exercise any rights. As of March 31, 2010, no such events had occurred, and no rights have been exercised.

AEGEAN MARINE PETROLEUM NETWORK INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) (Continued)

(Expressed in thousands of U.S. dollars –

except share and per share data, unless otherwise stated)

13.	Common Stock and Additional Paid-In Capital: (Continued)

On January 27, 2010, the Company completed its public offering in the United States under the United States Securities Act. In this respect, 4,491,900 shares of common stock at par value $0.01 were issued for $32.75 per share. The proceeds of the public offering, net of underwriting commissions of $7,355 and net of issuance cost of $707 amounted to $139,047.

14.	Earnings per Common Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the granting of non-vested share-based compensation awards (refer to Note 12), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive.

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities, and thus, are included in the two-class method of computing earnings per share.

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Three Months Ended March 31,
	2009	2010
Net income	$4,397	$14,087

Less: Dividends declared and undistributed earnings allocated to unvested shares	(37)	(138)
Basic and diluted income Available to common stockholders	$4,360	$13,949

Basic weighted average number of common shares outstanding	42,553,550	46,064,773

Add: Dilutive effect of non-vested shares	—	207,945

Diluted weighted average number of common shares outstanding	42,553,550	46,278,718

Basic earnings per common share	$0.10	$0.30

Diluted earnings per common share	$0.10	$0.30

AEGEAN MARINE PETROLEUM NETWORK INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) (Continued)

(Expressed in thousands of U.S. dollars –

except share and per share data, unless otherwise stated)

15.	Income Taxes:

The Company operates through its subsidiaries, which are subject to several tax jurisdictions. The income tax (expense)/ benefit for the periods presented and the respective effective tax rates for such periods are as follows:

	Period Ended March 31,
	2009	2010
Current tax expense	(295)	(108)
Deferred tax benefit	—	166

Income tax (expense) benefit	(295)	58

Effective tax rate	18.72%	(56.86)%

Our provision for income taxes for each of the three-month periods ended March 31, 2009 and 2010 was calculated for our Belgian and Canadian companies that are subject to federal and state income taxes.

The reconciliation between the calculated effective tax rate on income from continuing operations and the statutory tax rates applied to our subsidiaries for the periods presented is as follows:

	Period Ended March 31,
	2009	2010
Income tax on profit/(loss) before tax at statutory rates	(494)	(7)
Effect of permanent differences	199	65

Total tax (expense) benefit Reconciliation	(295)	58

Deferred income taxes, that derive from our Belgian subsidiary, are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting.

In the accompanying balance sheets, the deferred income tax assets are included in the non-current assets by the amount of $986. Of the $986 deferred tax asset at March 31, 2010 that are carryforwards, the $506 will expire in 2016, if unused. The remaining balance does not expire.

16.	Business Segments and Geographical Information:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

AEGEAN MARINE PETROLEUM NETWORK INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED) (Continued)

(Expressed in thousands of U.S. dollars –

except share and per share data, unless otherwise stated)

16.	Business Segments and Geographical Information: (Continued)

The Company is domiciled in the Marshall Islands but provides no services in that location. It is impracticable to disclose revenues from external customers attributable to individual foreign countries because where the customer is invoiced is not necessarily the country of domicile. In addition, due to the nature of the shipping industry, where services are provided on a worldwide basis, the country of domicile of the customer does not provide useful information regarding the risk that this disclosure is intended to address.

The Company’s long-lived assets mainly consist of bunkering tankers which are positioned across the Company’s existing territories and which management, including the chief operating decision maker, review on a periodic basis and reposition among the Company’s existing or new territories to optimize the vessel per geographical territory ratio.

The Company’s vessels operate within or outside the territorial waters of each geographical location and, under international law; shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company’s vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

17.	Subsequent Events:

Acquisition of Verbeke Bunkering Business. On April 1, 2010, the Company completed the acquisition of 100% of the Verbeke Bunkering Business (with the exception of certain insignificant minority holdings), for approximately $59,200 (Euro 43.9 million) out of which approximately $13,500 was attributable to reimbursement of working capital. Verbeke Bunkering is a leading physical supplier of marine fuel in the Antwerp-Rotterdam-Amsterdam (ARA) region, including surrounding ports of Ghent, Zeebruges, Flushing, Terneuzen, and Sluiskil. As the purchase price allocation is still being completed, it is impractible to provide more detailed financial information at this stage.

Fujairah in-land storage facility. The Company has agreed to assume from a related party a 25-year terminal lease agreement, which includes an option for an additional 25 years, with the Municipality of Fujairah, and to build an in-land storage facility in the United Arab Emirates. The Company is expected to complete the construction of the new facility within the next 18 to 24 months.

Delivery of newbuilding. On April 22, 2010, the Company took delivery of the Kythira, a 5,500 dwt double hull bunkering tanker newbuilding from the Qingdao Hyundai Shipyard in China. The cost of construction of the vessel was $11,405. The Kythira is deployed in the Company’s service center in Fujairah.

Sale of vessel. On April 30, 2010, the Company completed the sale and delivered the Aegean Pride I, a 11,538 dwt double-hull bunkering tanker, to a third-party purchaser. The vessel was sold for $1,900, resulting in a book loss of $1,540.

Delivery of newbuilding. On May 5, 2010, the Company took delivery of the Dilos, a 4,600 dwt double hull bunkering tanker newbuilding from the Fujian Southeast Shipyard in China. The cost of construction of the vessel was $10,789. The Dilos is deployed in the Company’s service center in West Africa.

Acquisition of Shell Las Palmas Terminal. On May 13, 2010, the Company entered into an agreement to acquire from Shell Espana S.A. the assets and operations of Shell Las Palmas terminal in the Canary Islands, or the Shell Las Palmas Business. The Shell Las Palmas terminal occupies an area of approximately 20,000 square meters, providing bunkering services for a diverse group of ship operators primarily along major trans-Atlantic seaborne trade routes. The terminal includes a lubricants plant, dedicated land-based storage facilities with approximately 61,000 metric tons of capacity as well as on-site blending facilities to mix all grades of fuel oils and distillates. The aggregate purchase price for the Shell Las Palmas Business will be calculated based on a formula of a basic purchase price of $10,300, adjusted for the level of fuel inventory. The Company expects the Shell Las Palmas Business acquisition to close by the end of July 2010.